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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Precision Steel, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Wo Hing Li
123 Laodong Road, Xuhang Town
Jiading District, Shanghai, PRC 201809
852-2543 8223
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16941J 10 6
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wo Hing Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of	7.	22,145,110	Sole Voting Power
Shares Beneficially by	8.	0	Shared Voting Power
Owned by Each	9.	22,145,110	Sole Dispositive Power
Reporting Person With	10.	0	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,145,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11) 59.2% (See Note 1)
14.	Type of Reporting Person (See Instructions): IN

Note 1: This percentage assumes that there are 37,378,143 shares of common stock outstanding. On May 14, 2007, there were 35,361,543 shares of common stock outstanding, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q, dated on May 14, 2007.

CUSIP No. 16941J 10 6

ITEM 3.	Source and Amount of Funds or Other Consideration

The securities acquired by Wo Hing Li (the “Reporting Person”) and reported in this Statement (the “Shares”) were acquired on May 18, 2007 under the terms of the Debt Reduction Agreement, dated as of February 13, 2007, as amended on February 20, 2007 (the “Debt Reduction Agreement”), by and among the Issuer, Partner Success Holdings Limited, a British Virgin Islands international business company and wholly-owned subsidiary of the Issuer (“PSHL”), and the Reporting Person. Under the Debt Reduction Agreement, the Shares were issued to the Reporting Person in exchange for an aggregate debt of $6,775,776 owed to the Reporting Person by the Issuer. The number of Shares was calculated based upon the closing bid price of the Issuer’s Common Stock on The NASDAQ Capital Market on May 17, 2007.

ITEM 5.	Interest in Securities of the Issuer

a.
As of the date of this Statement, the Reporting Person owns 22,145,110 shares or 59.2% of the Issuer’s outstanding common stock, par value $0.001 per share. This percentage assumes that there are 37,378,143 shares of common stock outstanding.

b.	The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

c.	Not applicable.

d.	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

e.	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as discussed in Item 3 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be filed as Exhibits

The following document is hereby incorporated by reference as an exhibit to this Statement:

1.
Debt Reduction Agreement, by and among the Issuer, PSHL and the Reporting Person, dated as of February 13, 2007, as amended by the parties on February 20, 2007, as incorporated by reference to the Issuer’s Current Report on Form 8-K, dated February 16, 2007 and filed with the Securities and Exchange Commission on February 22, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2007

/s/ Wo Hing Li
Wo Hing Li